PRESS RELEASE

Crazy Woman Creek Bancorp Incorporated         Contact: Gary J. Havens
Buffalo Federal Savings Bank                            President and
106 Fort Street                                         Chief Executive Officer
Buffalo, Wyoming 82834
                                                        (307) 684-5591


                                                         For Immediate Release
                                                         October 3, 2003


                     CRAZY WOMAN CREEK BANCORP INCORPORATED
                        ANNOUNCES MODIFIED DUTCH AUCTION
                      TO PURCHASE 43% OF OUTSTANDING STOCK

BUFFALO, WYOMING, October 3, 2003 - Crazy Woman Creek Bancorp Incorporated ("Crazy Woman Creek") (Nasdaq Small Cap "CRZY") President and Chief Executive Officer, Gary J. Havens, today announced that Crazy Woman Creek will repurchase up to 350,000 shares, or approximately 43%, of its 816,898 shares of common stock currently outstanding through a Modified Dutch Auction Issuer Tender Offer.

The Board of Directors of Crazy Woman Creek has selected a Modified Dutch Auction Tender Offer with the goal of improving stockholders' equity per share and return on equity. Under this format, shareholders will have the opportunity to sell part or all of their shares to Crazy Woman Creek at the cash purchase price selected by the shareholder of not less than $16.00 per share nor greater than $18.25 per share. Upon expiration of the offer, Crazy Woman Creek will select the lowest purchase price that will permit it to buy the desired number of shares. All shares purchased will be purchased at the same Crazy Woman Creek-selected price, even if tendered at a lower price. If more than the maximum number of shares sought is tendered at or below the Crazy Woman Creek-selected price, tendering shareholders owning fewer than 100 shares will have their shares purchased without pro-ration and other shares will be purchased pro rata. Shareholders will, in general, be able to tender their shares free of all brokerage commissions and stock transfer taxes, if any, which will be paid by Crazy Woman Creek.

The offer is not conditioned on a minimum number of shares being tendered. Crazy Woman Creek will pay for the shares purchased and for all related fees and expenses out of available funds and cash on hand. The offer to purchase shares will begin October 3, 2003 and expire on November 4, 2003, unless extended. On September 30, 2003, the best bid (the highest price a prospective buyer is prepared to pay for the stock) was $14.85 and the best ask (the lowest price a prospective seller is prepared to accept for the stock) was $15.77 as reported on the Nasdaq SmallCap Market. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

         NEITHER CRAZY WOMAN CREEK BANCORP INCORPORATED NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL OF SUCH SHAREHOLDER'S SHARES IN THE OFFER AND HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION.

         This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Crazy Woman Creek common stock. The offer is made solely by the Offer to Purchase, dated October 3, 2003, and the related Letter of Transmittal. Each shareholder is urged to consult his tax advisor as to the particular tax consequences of the tender offer to such shareholder. The full details of the offer, including complete instructions on the tender process procedure along with the transmittal forms and other data is being mailed to shareholders commencing October 3, 2003. You should read the Offer to Purchase and the Letter of Transmittal because they contain important information. The documents will be available free of charge at the website of the United States Securities and Exchange Commission at www.sec.gov. The documents may also be obtained free of charge from Crazy Woman Creek Bancorp Incorporated (307) 684-5591 or from the information agent for the offer, D.F. King & Co., Inc. at
(800) 347-4750.

Crazy Woman Creek Bancorp Incorporated is the holding company of Buffalo Federal Savings Bank, a federally chartered savings bank headquartered in Buffalo, Wyoming. The Bank's deposits are federally insured by the Federal Deposit Insurance Corporation ("FDIC"). At June 30, 2003, Crazy Woman Creek Bancorp Incorporated had total assets and stockholders' equity of $79.7 million and $13.6 million, respectively.

         The foregoing material may contain forward-looking statements. We caution that such statements may be subject to a number of uncertainties and actual results could differ materially and, therefore, readers should not place undue reliance on any forward-looking statements. Crazy Woman Creek Bancorp Incorporated not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.